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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of March, 2004
                               ----------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------


                               Page 1 of 29 Pages
                           Index is located on Page 2

                                                                         2 of 29



                                      INDEX



Document                                                    Page Number
--------                                                    -----------

Press Release dated March 31, 2004                               3

Press Release dated March 31, 2004                              27

Signature Page                                                  29


                                                                       3 of 29



[ATI Technologies Inc. LOGO]


For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2600 xtn 8107 or cevenden@ati.com
                         ----------------


           ATI reports revenues of $463 million for the second quarter
             Revenues up 48% relative to second quarter fiscal 2003

MARKHAM, ON - March 31, 2004 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced its financial results for the second quarter of fiscal 2004, ended February 29, 2004. ATI reported revenues(1) of $463.3 million, a 47.8% increase relative to the second quarter of fiscal 2003. Gross margin rose to 34.8% - almost six percentage points higher than the same quarter a year ago. Net income(2) per share was $0.19 for the quarter compared to a loss of $0.04 per share last year. ATI's cash position increased $88.5 million during the quarter to $468.5 million as of February 29, 2004.

Technology leadership across all product categories enabled ATI to deliver a strong second quarter performance. We continued to make broad-based unit gains in the desktop mainstream markets and saw growth in our DTV business relative to the first quarter.

"We continue to deliver strong financial performance driven by the strength and breadth of our product lines," said K.Y. Ho, Chairman and Chief Executive Officer, ATI Technologies Inc. "Product and technology leadership continues to be the foundation of our success and we see tremendous opportunities in the future to expand our market share and accelerate our momentum in the consumer electronics market."


---------------------------
1 All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI
Technologies  Inc.  reports  under  Canadian   generally   accepted   accounting
principles (GAAP).


2 Net income is reported according to Canadian GAAP. ATI is not reporting adjusted or proforma net income.

                                                                       4 of 29



Recently, we announced a strategic collaboration with Qualcomm Inc., a major supplier of cell phone technology. This, together with the partnership with SK Telecom announced in March of this year and current design wins with Motorola, cement ATI's leadership position in cell phone graphics.

Outlook

We believe we are well-positioned for the back half of fiscal 2004 based on the strength of our product roadmap, including new products that are to be announced shortly; the expected transition of the PC industry to the PCI Express interconnect in the second calendar quarter, where we have significant opportunity to gain market share in the desktop discrete market; continued relative strength of the PC market; as well as continued momentum in the Consumer business.

As a result of these factors, ATI expects strong revenues for the third quarter, despite it being traditionally the industry's weakest, and to be in the range of $440 - $480 million. Gross margin, as a percentage of revenues, is expected to be in the upper half of its target range of 32 - 35%, and about the same level as the second quarter. Operating expenses, excluding amortization of intangible assets and other charges, are expected to increase 5 - 10% relative to the second quarter due to increased prototyping expense as well as staffing to support new customer programs - particularly in the Consumer business.

Management's Discussion and Analysis of Interim Financial Results

In this Management's Discussion and Analysis (MD&A), ATI, we, us and our, mean ATI Technologies Inc. and its subsidiaries.

About forward-looking statements:

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions.

This MD&A and elsewhere in this news release contain forward-looking statements about ATI's objectives, strategies, financial condition and results. These "forward-looking" statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

                                                                       5 of 29




Any reference to "quarter-over-quarter" in this MD&A refers to a discussion of this year's second quarter results versus the prior year unless otherwise noted.

Financial Results Analysis

Revenues
--------

In the second quarter of fiscal 2004, our revenues grew by 47.8% compared with the same period a year ago.

Revenues were $463.3 million in the second quarter compared to $313.5 million for the same quarter last year. For the first six months, revenues were up 43.8% to $933.0 million compared to $648.9 million for the same period last year.

Our PC revenues increased by about 35% for the second quarter of fiscal 2004 relative to the same period a year ago. All product categories, including desktop and notebook discrete, as well as integrated graphics processors (IGPs) contributed to this increase. Our consumer product revenues increased eight-fold with our Imageon(TM) products being the key driver of growth in this period.

PC revenues increased over 35% and consumer product revenues increased ten-fold in the first six months of fiscal 2004 compared with the same period a year ago.

Increasing shipments to add-in-board (AIB) manufacturers were a major driver of PC revenue growth. AIB channel revenue approximately doubled for the second quarter and year-to-date relative to the same periods a year ago.

Gross Margin
------------

Gross margin in the second quarter was 34.8%.

Our gross margin improved by almost six percentage points compared to the second quarter of fiscal 2003. Year-to-date our gross margin was 35.4% compared with 28.0% for the same period a year ago - a gain of 7.4 percentage points.




Desktop discrete product margins were the main contributor to the increase of gross margin on a quarter-over-quarter and year-to-date basis. The increase in our gross margin in desktop discrete was a result of strength across all our desktop products, and particularly in the mainstream to enthusiast segments. Cost reduction programs and inventory management improvements are also contributing to the strength in our gross margin.

                                                                       6 of 29





Our reported gross margin is comprised of product gross margin as well as royalty income associated with our Nintendo business and "non-recurring engineering" (NRE) payments associated with our development contracts. Both our royalty income from Nintendo as well as NRE are reported in our segmented reporting under "Other". While royalty income from Nintendo is recorded as 100% gross margin, NRE payments for console products are matched against the related cost of development. Please see Note 10 to the consolidated financial statements for further information on our segmented reporting.

Operating Expenses
------------------

Our operating expenses, excluding the amortization of intangibles and other charges, were $103.2 million, an increase of 28.6% over the second quarter in fiscal 2003. Year-to-date operating expenses, excluding the amortization of intangibles and other charges, were $209.8 million, up 31.0%, from $160.1 million for the same period a year ago.

About 40% of the increase in operating expenses quarter-over-quarter and half of the increase on a year-to-date basis was a result of incentive-based compensation and the foreign exchange impact of a higher Canadian dollar relative to the U.S. dollar.

Increased advertising as well as increased staffing to support higher sales levels were the key factors in the higher sales and marketing expense on both a quarter-over-quarter and a year-to-date basis. Higher operating expenses were also due to an increase in administration costs resulting from the higher Canadian dollar and incentive-based compensation and a changed methodology for board compensation. Please see Note 11 to the consolidated financial statements for further information on the board compensation change.

                                                                       7 of 29



Research and development costs were also higher at 25.5% quarter-over-quarter and 28.5% on a year-to-date basis. In addition to the higher Canadian dollar and incentive-based compensation costs, R&D expenses have risen in both comparable periods due to increased staffing and technology costs required to promote advances in our growing product line. These increases were largely attributable to increased staffing in software and our handheld business, as well as prototyping costs and CAD-related licensing fees.

Other Charges
-------------

We recorded a recovery of other charges totaling $0.2 million in the second quarter. This compares to other charges of $16.0 million for the second quarter last year. Other charges in fiscal 2003 were related to the settlement of a U.S. class action law suit, costs incurred in connection with a regulatory matter, restructuring charges related to the closure of the European manufacturing operations and a lease termination charge related to surplus space in leased buildings, which were not a factor this year. Please see Note 7 to the consolidated financial statements for further information.

Total Operating Expenses
------------------------

Our total operating expenses reflect the operating expenses detailed earlier, as well as amortization of intangible assets and other charges. For further information on the treatment of the amortization of intangible assets, please see Note 3 to the consolidated financial statements.

Interest and Other Income
-------------------------

Our interest and other income was $1.9 million in the second quarter of 2004 compared with $0.6 million in the second quarter last year. The increase in interest and other income for the second quarter compared to the same period a year ago is primarily due to an insurance recovery related to the earthquake in Taiwan in September 1999, as well as an increase in interest income due to a substantially higher cash position.

For the first six months of 2004, interest and other income was $0.1 million compared with $1.1 million in the same period in 2003. The lower income for the first six months of 2004 was mainly due to the write off of capital assets in the first quarter of this year. This was partially offset by the insurance recovery and increased interest income noted above.

                                                                       8 of 29




Net Income (Loss)
-----------------

Net income increased to $47.6 million in the second quarter of 2004 from a loss of $9.4 million in same quarter last year. We generated net income of $95.0 million for the first six months of the current fiscal year compared with a loss of $2.1 million in 2003.

The increase in net income in both comparable periods was largely the result of increasing revenues, higher margins and improving operating expense leverage, as well as the decrease in other charges described above.

Liquidity and Financial Resources

Inventory levels increased to $228.7 million at the end of the second quarter up from $176.5 million at August 31, 2003, but were about flat relative to the first quarter of this year. In general terms, this inventory level reflects the higher volume of sales generated in the quarter, and in line with our goal of keeping inventory in the 60-day range.

Accounts receivable were down by $13.0 million from the year ended August 31, 2003 to $221.6 million at the end of the second quarter. Days sales of accounts receivable were down to 48 days in the second quarter compared to 50 days in the first quarter of 2004 due to the timing of product sales during the quarter.

As of February 29, 2004 we had working capital of $549.0 million compared to $430.3 million at August 31, 2003. Cash flow from operations was $75.2 million in the second quarter. We had cash and short-term investments of $468.5 million at the end of the second quarter, up from $350.7 million of cash recorded at end of fiscal 2003. Our cash position increased mainly as a result of increasing earnings in the first two quarters of the fiscal year.

Intangible assets other than goodwill declined slightly to $8.6 million at the end of the second quarter, from $8.8 million at year-end.

                                                                       9 of 29





Conference Call Information


ATI Technologies Inc. will host a conference call to discuss its financial results for the second quarter results today, Wednesday, March 31, 2004 at 8:30 AM (EST) (5:30 AM Pacific, 6:30 AM Mountain, 7:30 AM Central). To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live web cast of the conference call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, 2004 Conference Calls - Q2 2004. Replays of the conference call will be available through April 7, 2004. Replay information is as follows:
Replay: 416-695-5800 Passcode: 3012073. A web cast replay will be available at the web site noted above.




About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of $1.3 billion, ATI has more than 2,500 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Copyright 2004 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media relations, please contact:
Chris Evenden, Director, Public Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 8107 or cevenden@ati.com
                                ----------------

Anne Ferguson, Manager, Porter Novelli Canada, at (416) 422-7154 or anne.ferguson@porternovelli.com

For investor relations' support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 2631 or janet@ati.com
                                -------------

                                                                       10 of 29



ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)




------------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                             Six months ended
                                              February 29            February 28            February 29            February 28
                                                  2004                   2003                   2004                   2003
------------------------------------------------------------------------------------------------------------------------------
                                                                    (Restated)                                  (Restated)

Revenues                                   $ 463,337   100.0%    $ 313,492   100.0%     $933,042  100.0%    $ 648,928  100.0%
Cost of goods sold                           301,946    65.2%      222,969    71.1%      603,029   64.6%      467,220   72.0%
------------------------------------------------------------------------------------------------------------------------------
Gross margin                                 161,391    34.8%       90,523    28.9%      330,013   35.4%      181,708   28.0%
Expenses
     Selling and marketing                    28,304     6.1%       21,354     6.8%       59,550    6.4%       43,601    6.7%
     Research and development                 62,148    13.4%       49,528    15.8%      125,941   13.5%       97,978   15.1%
     Administrative                           12,714     2.7%        9,318     3.0%       24,321    2.6%       18,530    2.8%
     Amortization of intangible assets         1,541     0.3%        3,162     1.0%        3,083    0.3%        6,327    1.0%
    Other charges (Note 7)                     (178)        -       15,996     5.1%          (5)       -       15,996    2.5%
------------------------------------------------------------------------------------------------------------------------------
                                             104,529    22.5%       99,358    31.7%      212,890   22.8%      182,432   28.1%
------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                 56,862    12.3%      (8,835)   (2.8%)      117,123   12.6%        (724)  (0.1%)
Interest and other income                      1,856     0.4%          602     0.2%          102       -        1,142    0.2%
Gain on investments                                -        -            -        -            -       -           32       -
Interest expense                               (531)   (0.1%)        (469)   (0.2%)      (1,046)  (0.1%)        (895)  (0.2%)
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes             58,187    12.6%      (8,702)   (2.8%)      116,179   12.5%        (445)  (0.1%)
Income taxes                                  10,602     2.3%          715     0.2%       21,155    2.3%        1,628    0.2%
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                           $ 47,585    10.3%    $ (9,417)   (3.0%)     $ 95,024   10.2%    $ (2,073)  (0.3%)
Retained earnings, beginning of period       151,465                76,141               104,026               68,797
------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period           $ 199,050              $ 66,724             $ 199,050             $ 66,724
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share (Note 8)
    Basic                                     $ 0.19              $ (0.04)                $ 0.39             $ (0.01)
    Diluted                                   $ 0.19              $ (0.04)                $ 0.37             $ (0.01)
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
    (000's)
    Basic                                    244,373               237,227               243,685              237,087
    Diluted                                  254,484               237,227               254,138              237,087
Outstanding number of shares at the end
    of the quarter  (000's)                  245,136               237,297               245,136              237,297
------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                       11 of 29




ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

  (Thousands of US dollars)




 --------------------------------------------------------- ----------------- ---------------
                                                           February 29       August 31
                                                               2004             2003
 --------------------------------------------------------- ----------------- ---------------
                                                                             (audited)
 Assets
 Current assets:
      Cash and cash equivalents                                   $ 428,566       $ 300,905
      Short-term investments                                         39,907          49,784
      Accounts receivable                                           221,563         234,548
      Inventories                                                   228,729         176,494
      Prepayments and sundry receivables                             30,019          31,753
      Future income tax assets                                        2,664           3,772
 --------------------------------------------------------- ----------------- ---------------
 Total current assets                                               951,448         797,256

 Capital assets                                                      82,557          86,890
 Intangible assets (Note 3)                                           8,590           8,811
 Goodwill (Note 3)                                                  190,095         190,095
 Long-term investments                                                3,960           3,960
 Tax credits recoverable                                             17,907          21,181
 Future income tax assets                                             9,076           7,865
 --------------------------------------------------------- ----------------- ---------------
      Total Assets                                              $ 1,263,633     $ 1,116,058
 --------------------------------------------------------- ----------------- ---------------
 Liabilities and Shareholders' Equity
 Current liabilities:
      Accounts payable                                            $ 203,268       $ 191,196
      Accrued liabilities                                           160,432         136,709
      Deferred revenue                                               37,207          37,669
      Current portion of long-term debt (Note 5)                      1,493           1,394
 --------------------------------------------------------- ----------------- ---------------
 Total current liabilities                                          402,400         366,968

 Long-term debt (Note 5)                                             28,333          28,073
 Future income tax liabilities                                       23,312          21,408
 --------------------------------------------------------- ----------------- ---------------
 Total liabilities                                                  454,045         416,449
 Shareholders' equity:
      Share capital                                                 617,094         582,454
      Treasury stock (Note 11)                                     (22,100)               -
      Contributed surplus                                             7,270           4,855
      Retained earnings                                             199,050         104,026
      Currency translation adjustment                                 8,274           8,274
 --------------------------------------------------------- ----------------- ---------------
 Total shareholders' equity                                         809,588         699,609
 --------------------------------------------------------- ----------------- ---------------
      Total Liabilities and Shareholders' Equity                $ 1,263,633     $ 1,116,058
 --------------------------------------------------------- ----------------- ---------------



See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                       12 of 29



  ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)




----------------------------------------------------- ------------------------------ --------------------------------
                                                          Three months ended                Six months ended
                                                      February 29     February 28      February 29     February 28
                                                         2004             2003            2004             2003
----------------------------------------------------- -------------- --------------- ---------------- ---------------
Cash provided by (used in):                                               (Restated)                       (Restated)
Operating activities:
Net income (loss)                                          $ 47,585       $ (9,417)         $ 95,024       $ (2,073)
Add items not affecting working capital:
    Tax credits recoverable                                   1,057         (8,175)            3,274        (12,711)
    Future income taxes                                       2,379           (949)            1,801         (1,584)
    Stock based compensation                                  1,744             -              2,415             -
    Depreciation and amortization                             6,643           9,206           13,245          18,449
    Other charges                                               -             1,400             -              1,400
    Gain on investments                                         -               -               -                (32)
    Gain on sale of long-lived assets (Note 7)                  -               -              (538)              -
    Foreign exchange loss (gain)                              (825)           1,289              506           1,471
Net changes in non-cash working capital balances
    relating to operations:
    Accounts receivable                                      47,427          18,760           12,985        (44,996)
    Inventories                                             (4,122)          37,530         (52,235)          50,709
    Prepayments and sundry receivables                      (4,653)         (2,711)            1,734         (3,215)
    Accounts payable                                       (26,617)        (11,811)           12,072        (14,895)
    Accrued liabilities                                       8,156          10,410           22,683          22,017
    Deferred revenue                                        (3,566)             359            (462)             235
----------------------------------------------------- -------------- --------------- ---------------- ---------------
                                                             75,208          45,891          112,504          14,775
----------------------------------------------------- -------------- --------------- ---------------- ---------------
Financing activities:
Decrease in bank indebtedness                                  -                -               -             (12,015)
Addition to long-term debt                                     -                -               -              10,709
Principal payment on long-term debt                           (364)            (287)           (708)             (424)
Settlement of swap contract                                    -                -               -              (1,365)
Issuance of common shares                                    18,636             498           34,640              791
Repurchase of common shares (Note 11)                          -                -            (22,100)              -
Repayment of share purchase loans                              -                225             -                 225
----------------------------------------------------- -------------- --------------- ---------------- ---------------
                                                             18,272             436           11,832           (2,079)
----------------------------------------------------- -------------- --------------- ---------------- ---------------
Investing activities:
Purchase of short-term investments                         (39,907)             -            (39,907)             -
Maturity of short-term investments                             -                -             49,784           49,649
Additions to capital assets                                 (4,948)         (5,759)          (7,531)           (8,886)
Proceeds from sale of investments                              -                -               -                 280
Proceeds from sale of long-lived assets (Note 7)               -                -             2,489                -
Acquisitions, net of cash acquired (Note 2)                     (2)             -            (2,071)               -
----------------------------------------------------- -------------- --------------- ---------------- ---------------
                                                           (44,857)         (5,759)            2,764          41,043
----------------------------------------------------- -------------- --------------- ---------------- ---------------
Foreign exchange gain (loss) on cash held in foreign
   currency                                                    (34)             167              561              (7)
----------------------------------------------------- -------------- --------------- ---------------- ---------------
Increase in cash and cash equivalents                        48,589          40,735          127,661          53,732
Cash and cash equivalents - beginning of period             379,977         200,123          300,905         187,126
----------------------------------------------------- -------------- --------------- ---------------- ---------------
Cash and cash equivalents - end of period                   428,566         240,858          428,566         240,858
    Short-term investment                                    39,907             -             39,907              -
----------------------------------------------------- -------------- --------------- ---------------- ---------------
Cash position - end of period                             $ 468,473       $ 240,858        $ 468,473       $ 240,858
----------------------------------------------------- -------------- --------------- ---------------- ---------------


                                                                       13 of 29


ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)


Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                       14 of 29




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

1.       SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2003

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and six months ended February 29, 2004 are not necessarily indicative of the results to be expected for the full year.

The Company experiences seasonal variation in revenues with revenues being the highest in the first quarter.

During fiscal 2003, the Company reviewed its revenue recognition accounting policy as it is applied to the shipment of products to its customers. Following this review, the Company corrected its revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. This change, and the related income tax effect, have been applied retroactively. The financial statements presented for comparative purposes have been restated to give effect to this change.

The impact of this change on the first and second quarter of Fiscal 2003 is as follows:


       (Thousands of US dollars, except per share amounts)
      --------------------------------------------- ----------------------- -----------------------
                                                      Three months ended      Three months ended
                                                      November 30, 2002       February 28, 2003
      --------------------------------------------- ----------------------- -----------------------
      Revenues
           As previously reported                                $ 322,020               $ 318,482
           As restated                                             335,436                 313,492

      Net income (loss)
           As previously reported                                  $ 4,988               $ (8,337)
           As restated                                               7,344                 (9,417)

      Net income (loss) per share
           Basic and diluted:
           As previously reported                                   $ 0.02                $ (0.04)
           As restated                                                0.03                  (0.04)
      --------------------------------------------- ----------------------- -----------------------


                                                                        15 of 29



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


2.       ACQUISITIONS

In September 2003, the Company acquired certain assets located in Taiwan and China from AMI Technologies Inc. The purchase price for this acquisition was financed with cash and allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

3.       GOODWILL AND INTANGIBLE ASSETS

The net book values of goodwill and intangible assets acquired at February 29, 2004 and August 31, 2003 are as follows :


       (Thousands of US dollars)
      ------------------------------------- --------------- ----------------- -------------- --------------------

                                                 Cost         Accumulated       Net book       Net book value
                                                              amortization        value

                                                           February 29, 2004                     August 31, 2003
      ------------------------------------- ------------------------------------------------ --------------------
      Purchased in-process R & D                  $ 56,250          $ 56,250         $    -            $       -
      Core technology                               23,670            16,511          7,159                8,811
      Other                                          2,862             1,431          1,431                    -
      ------------------------------------- --------------- ----------------- -------------- --------------------
      Total intangible assets                     $ 82,782          $ 74,192        $ 8,590            $   8,811
      ------------------------------------- --------------- ----------------- -------------- --------------------
      Goodwill                                   $ 376,788         $ 186,693      $ 190,095            $ 190,095
      ------------------------------------- --------------- ----------------- -------------- --------------------


Amortization expense related to intangible assets amounted to $1.6 million and $3.1 million for the three months and six months ended February 29, 2004 respectively (2003 - $3.2 million and $6.3 million).


4.       CREDIT FACILITY

The Company maintains demand bank credit facilities aggregating $26.0 million with a single financial institution. There are no borrowings outstanding under these facilities.

                                                                        16 of 29




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


5.       LONG-TERM DEBT


       (Thousands of US dollars)
      --------------------------------------------------- ------------ ------------------ -------------------
                                                           Interest    February 29 2004     August 31 2003
                                                             rate
      --------------------------------------------------- ------------ ------------------ -------------------
      Obligation under capital lease (i)                     6.31%              $ 18,083            $ 17,785
      Mortgage payable (ii)                                  6.96%                11,743              11,682
      --------------------------------------------------- ------------ ------------------ -------------------
                                                                                  29,826              29,467
      Current portion of long-term debt                                            1,493               1,394
      --------------------------------------------------- ------------ ------------------ -------------------
      Long-term portion                                                         $ 28,333            $ 28,073
      --------------------------------------------------- ------------ ------------------ -------------------


(i)    Obligation under capital lease :

       The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility").

(ii)   Mortgage payable :

       On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at February 29, 2004 amounted to $11.7 million (Cdn. $15.7 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of
       6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars.


6.     GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount $2.2 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

                                                                        17 of 29




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


7.     OTHER CHARGES

Other charges are comprised of the following items:


       (Thousands of US dollars)
      --------------------------------------------------- -------------------------------- --------------------------------
                                                                Three months ended                Six months ended
                                                            February 29     February 28      February 29     February 28
                                                               2004             2003            2004             2003
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Settlement of class action lawsuits (i)                       $   -         $ 8,000            $ -           $ 8,000
      Regulatory matters (ii)                                         433           2,812            1,144           2,812
      Restructuring charge - European operations (iii)                 -            2,765            (538)           2,765
      Lease exit charge (iv)                                        (611)           2,419            (611)           2,419
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Total                                                       $ (178)        $ 15,996            $ (5)        $ 15,996
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------


(i)    Settlement of class action lawsuits

       On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement received final court approval on April 28, 2003 and included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed from the Court's order.

       During the fourth quarter of fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

(ii)   Regulatory Matters

       In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing was set for February - March 2004 but the Respondents and OSC have agreed to adjourn the hearing to a date to be arranged by the Secretary of the Commission, which is expected to be in the Fall of 2004.

                                                                        18 of 29




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


7.     OTHER CHARGES (CONTINUED)

(ii)   Regulatory Matters (continued)

       The Company has incurred external charges in connection with this matter totaling $0.4 million and $1.1 million during the three months and six months ended February 29, 2004 (2003 - $2.8 million for both periods).

(iii)  Restructuring charge - European operations

       The following table details the activity through the restructuring liabilities accrual :


        (Thousands of US dollars)
       --------------------- -------------------------------- -------------------------------
                                   Three months ended                Six months ended
                              February 29      February 28     February 29     February 28
                                  2004            2003             2004            2003
       --------------------- --------------- ---------------- --------------- ---------------
       Balance, opening             $ 1,009            $   -         $ 4,246        $      -
       Provision                         -             1,365               -           1,365
       Cash payments                   (137)               -          (3,374)              -
       --------------------- --------------- ---------------- --------------- ---------------
       Balance, ending                $ 872          $ 1,365           $ 872        $  1,365
       --------------------- --------------- ---------------- --------------- ---------------


       (a) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility in Dublin, Ireland to fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

              During the first quarter of fiscal 2004, the Company was able to sell the building facility at a higher price resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the last quarter.

       (b) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

              During the three months and six months ended February 29, 2004, the Company made cash payments of $0.1 million and $2.8 million respectively relating to the pre-tax charge set up in the fourth quarter of fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003.

                                                                        19 of 29





ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


7.       OTHER CHARGES (CONTINUED)

(iv)     Lease exit charge

         During the second quarter of fiscal 2003, the Company determined that it would exit certain leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge for the second quarter.

         During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $0.3 million related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

         During the second quarter of fiscal 2004, the Company determined that it would re-occupy a leased property, which the Company had exited in the second quarter of fiscal 2003, due to an expansion of business. It resulted in a recovery of exit charge in the amount of $0.6 million for the quarter.


8.       NET INCOME (LOSS) PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income (loss) per share:


       (Thousands of US dollars, except per share amounts)
      ------------------------------------------- ------------------------------- --------------------------------
                                                        Three months ended               Six months ended
                                                   February 29     February 28      February 29     February 28
                                                       2004            2003            2004             2003
      ------------------------------------------- --------------- --------------- ---------------- ---------------
                                                                    (Restated)                       (Restated)
      Net income (loss)                                 $ 47,585       $ (9,417)         $ 95,024       $ (2,073)
      ------------------------------------------- --------------- --------------- ---------------- ---------------

      Weighted average number of common shares
      outstanding (000's):
          Basic                                          244,373         237,227          243,685         237,087

          Effect of dilutive securities                   10,111        -                  10,453        -
      ------------------------------------------- --------------- --------------- ---------------- ---------------
          Diluted                                        254,484         237,227          254,138         237,087
      ------------------------------------------- --------------- --------------- ---------------- ---------------
      Net income (loss) per share
          Basic                                           $ 0.19        $ (0.04)           $ 0.39        $ (0.01)
          Diluted                                         $ 0.19        $ (0.04)           $ 0.37        $ (0.01)
      ------------------------------------------- --------------- --------------- ---------------- ---------------


Certain options that are anti-dilutive were excluded from the calculation.

                                                                        20 of 29




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


9.       SUPPLEMENTAL CASH FLOW INFORMATION


      (Thousands of US dollars)
      --------------------------- ------------------------------- -------------------------------

                                        Three months ended               Six months ended
                                   February 29     February 28     February 29     February 28
                                       2004            2003            2004            2003
      --------------------------- ------------------------------- -------------------------------
      Cash paid for:
          Interest                         $ 498           $ 440         $   982         $   798
          Income taxes                       700             732             943             943
      Interest received                    $ 857           $ 580         $ 1,869         $ 1,664
      --------------------------- --------------- --------------- --------------- ---------------

                                                                        21 of 29



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)

10.      SEGMENTED INFORMATION


The Company operates in one primary operating segment, that being the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions.


The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.



      (Thousands of US dollars)
      --------------------------------------------------- -------------------------------- --------------------------------
                                                                Three months ended                Six months ended
                                                            February 29     February 28      February 29     February 28
                                                               2004             2003            2004             2003
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                               (Restated)                       (Restated)
      Revenues:
          Canada                                                $   5,061       $   4,257        $  11,354       $  10,974
          United States                                            60,211          70,301          109,689         138,214
          Europe                                                   27,642          35,653           67,925          66,614
          Asia-Pacific                                            370,423         203,281          744,074         433,126
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Consolidated revenues                                     $ 463,337       $ 313,492        $ 933,042       $ 648,928
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Product revenues:
          Components                                            $ 368,437       $ 206,462        $ 742,426       $ 420,588
          Boards                                                   82,477         102,554          164,727         209,674
          Others                                                   12,423           4,476           25,889          18,666
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Consolidated revenues                                     $ 463,337       $ 313,492        $ 933,042       $ 648,928
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Capital assets, intangible assets and goodwill:
          Canada                                                                                  $ 72,755        $ 77,528
          United States                                                                            205,985         213,535
          Europe                                                                                       202           2,912
          Asia-Pacific                                                                               2,300             573
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Consolidated  capital  assets,  intangible  assets
         and goodwill                                                                            $ 281,242       $ 294,548
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------


                                                                        22 of 29





ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)

11.      STOCK-BASED COMPENSATION

(i)      Stock options

         For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income (loss) per share would have been reported as the pro forma amounts indicated below:


         (Thousands of US dollars, except per share amount)
          ----------------------------------------------- -------------------------------- ---------------------------------
                                                                 Three months ended                Six months ended
                                                            February 29      February 28     February 29      February 28
                                                               2004             2003             2003             2003
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------
                                                                             (Restated)                        (Restated)
          Net income (loss) for the period, as reported          $ 47,585       $ (9,417)         $ 95,024        $ (2,073)
          Pro forma adjustment for stock-based
          compensation                                            (1,365)           (105)          (2,867)            (123)
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------
          Pro forma net income (loss)                            $ 46,220       $ (9,522)         $ 92,157        $ (2,196)
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------
          Pro forma net income (loss) per share:
               Basic                                               $ 0.19        $ (0.04)           $ 0.38         $ (0.01)
               Diluted                                             $ 0.18        $ (0.04)           $ 0.36         $ (0.01)
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------

         The weighted average estimated fair values at the date of grant for the stock options granted for the three months and six months ended February 29, 2004 were $8.59 and $8.41 per share respectively (2003 - $2.41 and $2.65). The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

          ----------------------------------------------- -------------------------------- --------------------------------
                                                                 Three months ended                Six months ended
                                                            February 29      February 28     February 29      February 28
                                                               2004             2003             2003            2003
          ----------------------------------------------- ---------------- --------------- ---------------- ---------------
          Risk-free interest rate                                    2.9%            2.9%             3.3%            3.1%
          Dividend yield                                             0.0%            0.0%             0.0%            0.0%
          Volatility factor of the expected market
          price of the Company's common shares                      70.8%           71.5%            72.0%           71.1%
          Weighted average expected life of the options         4.2 years       4.2 years        4.2 years       4.2 years
          ----------------------------------------------- ---------------- --------------- ---------------- ---------------

                                                                        23 of 29



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


11.      STOCK-BASED COMPENSATION (CONTINUED)

(i)      Stock options (continued)

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

(ii)     Restricted share units

         During the first quarter of fiscal 2004, the Company announced that it adopted a plan to grant restricted share units ("RSUs") as part of its overall stock-based compensation plan. Under this plan, certain employees will receive an award in the form of an RSU. Each RSU entitles the holder to receive one common share on the vesting date of the RSUs. The RSUs vest on each anniversary of the grant in equal one-third instalments over a vesting period of three years. Stock-based compensation representing the underlying value of $14.17 per common share of the Company at the date of grant of the RSUs is being recognized evenly over the three-year vesting period. On the vesting dates, the RSUs are settled by the delivery of common shares of the Company to the participants except for the participants residing outside of North America who will receive cash equivalent market value of the shares. Grants of RSUs to participants residing outside of North America are accounted for using variable plan accounting whereby the value of the RSUs and its related amortization are adjusted based on the underlying value of the Company's common shares at the end of each fiscal quarter. As at February 29, 2004, there were 1,556,239 RSUs awarded and outstanding of which none were vested.

         The issuance of RSUs replaced the annual grant of options for the 2003 calendar year. In addition, a one-time cash payment of $7.8 million was also awarded to the non-executive employees who were eligible for the RSU plan during the first quarter of fiscal 2004. The full amount of the cash payment was expensed in the first quarter. The total expenses by functional areas incurred for the three months and six months ended February 29, 2004 pertaining to the cash payment and amortization of RSUs are as follows:

         (Thousands of US dollars)
          ----------------------------------------- ----------------------- -----------------------
                                                      Three months ended       Six months ended
                                                      February 29, 2004       February 29, 2004
          ----------------------------------------- ----------------------- -----------------------
          Selling and marketing                                    $   309                $  1,485
          Research and development                                   1,339                   7,869
          Administrative                                               315                   1,156
          ----------------------------------------- ----------------------- -----------------------
                                                                   $ 1,963                $ 10,510
          ----------------------------------------- ----------------------- -----------------------

         During the first quarter of fiscal 2004, the Company advanced $22.1 million to the trustee of the RSU plan to enable the trustee to purchase the Company's common shares in the open market. These shares are being held by the trustee in order to deliver such shares to the participants on the vesting dates of the RSUs.

                                                                        24 of 29




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


11.      STOCK-BASED COMPENSATION (CONTINUED)

(iii)     Deferred share units

          During the second quarter of fiscal 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors. Under this plan, the directors will receive DSUs, in addition to cash payments, as part of their annual compensation package. A DSU is a unit equivalent in value to one common share of the Company based on the five-day average trading price of the Company's common shares on the Nasdaq Stock Market (the "Weighted Average Price") immediately prior to the date on which the value of the DSU is determined. Upon termination of Board service, the director will be able to redeem DSUs six months after his departure from the Board based on the Weighted Average Price at the time of redemption. However, the director must redeem his DSUs by the end of December in the year following the year of departure from the Board. Alternatively, the director may elect to receive RSUs in lieu of DSUs provided that the market value of his holdings in the Company's common stock equity exceeded $350,000.

          As of the date of the grant, the fair value of the DSU, being the fair market value of the Company's common shares at that date, will be recorded as a liability on the Company's balance sheet and will be amortized over the vesting period of the DSU, which is expected to be one year. The value of the DSU liability will be adjusted to reflect changes in the market value of the Company's common shares. The expense recorded in the quarter of $0.9 million related to DSUs granted in December 2003 for services rendered during the period February 1, 2003 to January 31, 2004.

                                                                        25 of 29


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


12.      U.S. GAAP

The following table reconciles the net income (loss) as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net income (loss) that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

   (Thousands of US dollars, except per share amounts)
   ---------------------------------------------------- -------------------------------- --------------------------------
                                                              Three months ended                Six months ended
                                                          February 29     February 28      February 29     February 28
                                                             2004             2003            2004             2003
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                             (Restated)                       (Restated)
   Net income (loss) in accordance with Canadian GAAP          $ 47,585       $ (9,417)         $ 95,024       $ (2,073)
   Tax effect of stock options exercised                        (1,965)             (9)          (4,195)            (73)
   Loss on hedging transactions                                      28              28               56              37
   Amortization of purchased in-process research and
   development                                                       -            1,325               -            2,650
   Stock compensation expenses (i), (ii)                        (1,205)           4,430          (4,084)             122
   Restructuring charges not yet incurred                            -              315               -              315
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
   Net income (loss) in accordance with U.S. GAAP              $ 44,443       $ (3,328)         $ 86,801           $ 978
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
   Net income (loss) per share:
        Basic                                                    $ 0.18        $ (0.01)           $ 0.36            $ -
        Diluted                                                  $ 0.17        $ (0.01)           $ 0.34            $ -
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
   Weighted average number of shares (000's):
        Basic                                                   244,373         237,227          243,685         237,087
        Diluted                                                 254,484         237,227          254,138         242,675
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------


                                                                        26 of 29



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Unaudited)


12.      U.S. GAAP (CONTINUED)

(i) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(ii) Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

                                                                        27 of 29



NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:  ATI TECHNOLOGIES INC.

TSX SYMBOL:  ATY
NASDAQ SYMBOL:  ATYT

March 31, 2004

Dave Orton named as ATI's next CEO

MARKHAM, ONTARIO--(CCNMatthews - Mar 31, 2004) -

KY Ho to remain as Chairman, and continue to drive ATI's strategic business relationships

KY Ho, Chairman and CEO of ATI Technologies Inc. (TSX:ATY, NASDAQ:ATYT) has announced on behalf of the board that Dave Orton, currently ATI's President and COO, will become CEO on June 1. The announcement is a natural succession in the transition planned when Mr. Orton joined ATI in 2000, and will not require any changes to ATI's management structure. Mr. Ho will remain as Chairman, and continue to focus on ATI's strategic business relationships.

"ATI has never been stronger than it is today," said KY Ho. "It is now time for me to focus on the Chairman role, particularly with regards to our strategic customer and supplier relationships. To a large extent, this announcement merely formalizes the existing situation - Dave has done a great job spearheading the success ATI enjoys today."

In unrelated news, Terry Nickerson, ATI's CFO, has announced that he is planning to retire as soon as a replacement has been found. Mr. Nickerson is approaching his 65th birthday. He will participate in the search process, support the handover, and then move into a consultancy/advisory role.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of U.S. $1.3 billion, ATI has more than 2,500 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Copyright 2004 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

                                                                        28 of 29
FOR FURTHER INFORMATION PLEASE CONTACT:

For media inquiries:
Chris Evenden
Director, Public Relations
(905) 882-2600, ext. 8107
cevenden@ati.com

OR

Oter ATI Contacts:
Anne Ferguson
Porter Novelli Canada
(416) 422-7154

OR



For investor relations support, please contact:
Janet Craig, Director, Investor Relations
ATI Technologies Inc.
(905) 882-2600, Ext. 2631
janet@ati.com

INDUSTRY: DTC
SUBJECT:  PER

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


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ATI TECHNOLOGIES INC.



Date:  March 31, 2004           By:  //Terry Nickerson//
                                     ------------------------------------------
                                     Name:  Terry Nickerson
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer